Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

December 31, 2013

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
BP Capital Twinline Energy Fund (S000043752)
f/k/a BP Capital American Energy Fund
BP Capital TwinLine MLP Fund (S000043753)
f/k/a BP Capital Energy Infrastructure MLP Fund

Dear Mr. Newman:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your November 27, 2013 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 537 to its registration statement.  PEA No. 537 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 17, 2013 and is designated to become effective on December 31, 2013.  The purpose of PEA No. 537 was to add two new series to the Trust: the BP Capital TwinLine Energy Fund f/k/a BP Capital American Energy Fund and the BP Capital TwinLine MLP Fund f/k/a BP Capital Energy Infrastructure MLP Fund (the “Funds”), managed by BP Capital MLP Fund Advisors, LLC (the “Advisor”).  The Trust is filing this PEA No. 549 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 549 will become effective simultaneously with PEA No. 537 on or about December 31, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	Please file the “Operating Expenses Limitation Agreement” as an exhibit to the registration statement.

The Trust responds by confirming that the “Operating Expenses Limitation Agreement” is filed as an exhibit to this filing.

3.	With respect to footnote no. 3 to the fees and expenses table on pages 1 and 7 of the Prospectus, please summarize the limitations referenced within the footnote.

The Trust responds by revising the footnote disclosure to better describe the expense cap and any applicable recoupments.

4.
In the Summary Sections, on pages 5 and 12 and in the Item 9 risk disclosure on page 29 of the Prospectus, please add RIC qualification tax risk disclosure under MLP risk stating that any re-characterization could result in the Fund losing its tax treatment.

The Trust responds by adding the requested disclosure.

5.
Foreign Investment Risk is listed page 10 of the Prospectus as a principal investment risk of the BP Capital TwinLine MLP Fund; however there is no correlating discussion in the strategies regarding investing in foreign securities.  Please confirm.

The Trust responds by removing the foreign investment risk disclosure, as it does not expect foreign investment to be a principal investment strategy of the Fund.

6.
Please add the following sentence to page 29 of the Prospectus and page 42 of the SAI, “The Fund’s net operating expenses may be higher to the extent that the Fund incurs expenses that are excluded from the Expense Cap.”

The Trust responds by adding the requested disclosure.

7.	On page 36 of the Prospectus and p. 64 of the SAI, with respect to the Funds’ Rule 12b-1 distribution plan, please confirm whether the plan is a reimbursement plan or a compensation plan.

The Trust responds by confirming that the Funds’ Rule 12b-1 distribution plan is a compensation plan.

Statement of Additional Information (“SAI”)

8.	On page 4 of the SAI, please note that the disclosure regarding the Fund’s diversification status is not accurate as written.

The Trust responds by revising the disclosure to reflect that both Funds are non-diversified, but only the BP Capital TwinLine Energy Fund intends to qualify as a regulated investment company.  The BP Capital TwinLine MLP Fund is a “C” corporation and therefore, does not need to select and meet the requirements to qualify as a regulated investment company.

9.	On page 6 of the SAI, please expand the disclosure with respect to MLP tax risk.

The Trust responds by declining to expand the disclosure with respect to MLP tax risk and noting what the Trust believes to be sufficient disclosure regarding this issue on pages 5, 13, 14, 30-34 of the Prospectus, as well as the disclosure on page B-6 of the SAI.

10.
On page 18 of the SAI, please expand the disclosure on Securities Lending to include all conditions/limitations per Staff guidance and include the statutory limit on securities lending to 33 1/3% of average daily net assets.

The Trust responds by removing the disclosure with respect to securities lending, as the Fund has no intention of utilizing this provision.

11.
Within the discussion regarding “Options on Securities and Securities Indices” in the second paragraph on page 12 of SAI, please clarify whether the disclosure is referencing the market value of the contract or its notional amount.

The Trust responds by including the following paragraph:

Each Fund may purchase and sell options traded on U.S. and foreign exchanges based on the market value of the options.  Although a Fund will generally purchase only those options for which there appears to be an active secondary market, there can be no assurance that a liquid secondary market on an exchange will exist for any particular option or at any particular time.  For some options, no secondary market on an exchange may exist.  In such event, it might not be possible to effect closing transactions in particular options, with the result that a Fund would have to exercise its options in order to realize any profit and would incur transaction costs upon the purchase or sale of the underlying securities.

12.	On page 32 of the SAI, please add “securities lending” to the fundamental investment restriction that reads, “Except with respect to borrowing…”

The Trust responds by declining to make this change as it has deleted the discussion of securities lending from pp. 25-26, as stated above in response to Comment 10.

13.	Please complete the information with respect to the owner of the investment advisor on page 41. Additionally, please provide the information regarding each Portfolio Manager’s account management.

The Trust responds by providing the missing information as requested.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP